UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of March 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR     ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY GOLD

10 March 2005

Mid-quarter and Gold Fields bid update from Harmony

At a media and analyst briefing today, Harmony provided an update on both its operations and its bid for Gold Fields.

CE Bernard Swanepoel’s presentation covered details of the Competent Person’s Report (“CPR”) on the company’s reserves, the timetable for competition authority approval and progress on the Papua New Guinea Hidden Valley growth project and exploration portfolio following the granting of its mining license. He also confirmed that Harmony would be extending its deadline for Gold Fields shareholders to tender into its subsequent offer.

The CPR, now in the process of being filed with the JSE, shows that Harmony’s audited proven and probable reserves total 52.1 million ounces. Another 8.3 million ounces of inferred reserves bring Harmony’s total to 60.4 million ounces, in line with guidance given at the December quarterly results presentation and representing only a 3% difference between Harmony’s and SRK’s reserve estimates.

Swanepoel said that due to the December Christmas holiday, the current reporting period was traditionally a slow quarter, much in line with what the local industry experiences every year. Harmony would also be testing its balance sheet for any impairment charges under the new macroeconomic assumptions because of a ‘stronger-for-longer’ South African Rand environment. Any such charges would be reported at the end of the March quarter.

With regard to Harmony’s offers for Gold Fields, Swanepoel said the company’s expected closing date for the subsequent offer would be extended to midday on the 20th of May and that 128 910 of Gold Fields shares had been tendered so far, in line with what is inline what is normal at this stage of a conditional offer.

“We are extending the date to allow for as much flexibility as possible to accommodate the delay due to the process at the Competition Tribunal,” said Swanepoel.

He said that 6 May represents the end of the next logical regulatory hurdle.

“Harmony’s balance sheet is strong and sustainable and our operations have been restructured to exist profitably with a strong Rand. We are currently building five growth projects in South Africa and have exciting projects that will be developed in Papua New Guinea. We don’t need Gold Fields as much as they need the Harmony Way. We will not pursue this merger if it is not justifiable at the right price and on the right terms.” Swanepoel said the current ratio between the two company’s share prices was ‘crazy’ and that any decisions about the offer would be taken solely with the best interests of Harmony and its shareholders in mind.

He said that despite the rumours floating around, the only certainty in the market remains Harmony’s offer to Gold Fields’ shareholders.

ENDS

Prepared by:	Beachhead Media & Investor Relations Jennifer Cohen 011 214 2401 / 082 468 6469 Patrick Lawlor 011 214 2410 / 082 459 6709
On behalf of:	Harmony Gold
Further info:	Ferdi Dippenaar 082 807 3684 Vusi Magadana 0721575986

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer